Exhibit 99.1

Nuvei Announces Closing of US$424,833,000 Initial Public Offering in the United States

Underwriters exercise over-allotment option in full

Montréal, October 8, 2021 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq and TSX: NVEI), the global payment technology partner of thriving brands, has announced today the closing of its previously-announced marketed offering of subordinate voting shares in the United States and Canada, representing Nuvei’s initial public offering in the United States (the “Offering”). Nuvei issued a total of 3,450,000 subordinate voting shares of the Company, including 450,000 subordinate voting shares following the exercise in full by the underwriters of their over-allotment option. The subordinate voting shares were offered at a price of US $123.14 per subordinate voting share, for aggregate gross proceeds to Nuvei of US $424,833,000.

Nuvei will voluntary delist its “NVEI.U” US dollar listing on the Toronto Stock Exchange (the “TSX”). It is expected that the delisting will be effective after markets close on or about October 13, 2021. Nuvei’s subordinate voting shares commenced trading in US dollars on Nasdaq Global Select Market and will continue to trade on the TSX in Canadian dollars under the symbol “NVEI” in both instances.

Nuvei expects to use the net proceeds from the Offering primarily to strengthen the Company’s financial position and allow it to pursue its growth strategies.

Goldman Sachs & Co. LLC, Credit Suisse, J.P. Morgan, BMO Capital Markets and RBC Capital Markets acted as bookrunners for the Offering and Raymond James Ltd., Canaccord Genuity Corp., Cowen and Company, LLC, Keefe, Bruyette & Woods, A Stifel Company, William Blair, National Bank Financial Inc., CIBC Capital Markets and Scotiabank were also acting as underwriters for the Offering.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

ABOUT NUVEI

We are Nuvei (Nasdaq and TSX: NVEI), the global payment technology partner of thriving brands. We provide the intelligence and technology businesses need to succeed locally and globally, through one integration – propelling them further, faster. Uniting payment technology and consulting, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates. Our proprietary platform provides seamless pay-in and payout capabilities, connecting merchants with their customers in over 200 markets worldwide, with local acquiring in 45 markets. With support for over 500 local and alternative payment methods, nearly 150 currencies and 40 cryptocurrencies, merchants can capture every payment opportunity that comes their way. Our purpose is to make our world a local marketplace.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws, section 27A of the United States Securities Act of 1933, as amended, and section 21E of the United States Securities Exchange Act of 1934, as amended, and such statements are subject to the safe harbor created by those sections and by the United States Private Securities Litigation Reform Act of 1995, as amended, including statements regarding the use of proceeds of the Offering. This forward-looking information is identified by the use of terms and phrases such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue”, and the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include but are not limited to those described under the “Risks Factors” sections of the Company’s annual information form filed on March 17, 2021 and the (final) prospectus supplement dated October 5, 2021. Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Although the forward-looking information contained in this press release is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this press release is provided as of the date of this press release, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

For further information, please contact:

Anthony Gerstein

Vice President, Head of Investor Relations

anthony.gerstein@nuvei.com